SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                            SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No. 11)

                      ADDINGTON RESOURCES, INC.
                          (Name of Issuer)


                    COMMON STOCK, $1.00 PAR VALUE
                    (Title of Class of Securities)


                               006516 108
                             (CUSIP Number)

                            Robert Addington
                         1500 North Big Run Road
                         Ashland, Kentucky 41102
                              (606) 928-3433
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)



                        September 22, 1995
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. /__/

     Check the following box if a fee is being paid with this
statement. /   /

                         CUSIP NO. - 006516 10 8

(1)  Name of reporting person. . . . . . .   Robert Addington

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . .   (a)
                                             (b) X

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions). .     00

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization. . . . . . . . . . . .  U.S.

Number of shares beneficially
owned by each reporting person
with:

	(7)  Sole voting power. . . . . . . .   1,020,000 <F1>
	(8)  Shared voting power. . . . . . .	0
	(9)  Sole dispositive power . . . . .   1,020,000 <F1>
	(10) Shared dispositive power . . . .	0

(11) Aggregate amount beneficially
	owned by each reporting person . . . .  1,020,000 <F1>

(12) Check box if the aggregate amount
	in Row (11) excludes certain
	shares (see instructions). . . . . . .

(13) Percent of class represented
	by amount in Row (11) . . . . . . . . . 6.4%

(14) Type of reporting person  . . . . . . . IN

<F1>  See responses to Items 4, 5 and 6 concerning a Stock Purchase
Agreement, dated August 4, 1995, that contains contractual restrictions on voting and dispositive power.

    Reference is hereby made to that certain Schedule 13D dated January 29, 1988, as amended, (the "Schedule"), filed by Robert Addington with respect to the common stock, $1.00 par value (the "Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer"). The purpose of this amendment is to amend Items 4 and 7 of the Schedule to reflect plans, proposals and agreements of the reporting person to acquire assets of the Issuer. Items 4 and 7 of the Schedule are amended and restated as follows.


	Item 4. Purpose of Transaction.

	The June 23, 1987, reorganization discussed in response to
Item 3 was effected in preparation of an initial public offering of the Issuer's Common Stock. Before the reorganization, the Addington Brothers owned all or substantially all of the stock of the Issuer's predecessors. As a result of the reorganization and initial public offering, the Addington Brothers initially controlled 66.7% of the Issuer's common stock.

	 On or about March 1, 1995, the Addington Brothers formulated and presented to the Issuer a proposal to spin-off (the "Spin-Off
Proposal") the Issuer's environmental and non-environmental businesses, which spin-off proposal was withdrawn on July 11, 1995.

	The Stock Purchase Agreement (the "Stock Purchase Agreement"), dated August 4, 1995, among Robert Addington, Larry Addington,
Bruce Addington and HPB Associates, L.P. ("HPB") is filed as
Exhibit 17 to this Schedule and incorporated herein by reference.
The sales of Common Stock by Robert Addington, Larry Addington and Bruce Addington to HPB, as provided for in the Stock Purchase Agreement, were consummated on August 4, 1995 and August 24, 1995.

	The Stock Purchase Agreement contains agreements by the Addington Brothers relating to the composition of the board of directors of the Issuer and the voting of shares of Common Stock in all elections of directors during the term of the Stock Purchase Agreement. Robert Addington intends to vote for the election of directors of the Issuer in accordance with his obligations under the Stock Purchase Agreement during the term of that agreement.

	In the Stock Purchase Agreement, each of the Addington Brothers also agreed not to dispose or transfer shares of Common Stock except as permitted by Section 6.02(d) of the agreement. Robert Addington may in the future sell shares of Common Stock, subject to the restrictions imposed under Section 6.02(d) of the Stock Purchase Agreement during the term of that agreement.

	The obligations of Robert Addington under the Stock Purchase Agreement with respect to the voting and disposition of shares of Common Stock will automatically terminate on August 31, 1997, if not sooner terminated to the extent permitted by Section 7.01 thereof.

	By letter dated August 4, 1995, a copy of which is filed as
Exhibit 18 to this Schedule and incorporated herein by reference, the Addington Brothers granted the Issuer and its subsidiaries the right, exercisable on or before September 29, 1995, to either (i) transfer all of their right, title and interest in and to the Tennessee Mining Company, Inc. (which at such time shall own the Tennessee coal properties currently owned by it plus the contract with Tennessee Valley Authority (the "TVA")) to the Addington Brothers or (ii) to assign to a corporation formed by the Addington Brothers (and such corporation shall assume the liabilities with respect to) the Tennessee coal properties and the TVA contract.
The consideration for such transfer or assignment would consist of the payment to the Issuer, by Tennessee Mining Company, Inc. or the corporation formed by the Addington Brothers, of $1.00 for each ton of coal delivered to the TVA under the TVA contract; provided that the maximum royalty payable to the Issuer shall not exceed $12 million. The Issuer has exercised its right under the letter dated August 4, 1995.

	The Addington Brothers, through one or more corporations to be controlled by them, propose to acquire certain assets and indirect subsidiaries of the Issuer pursuant to the terms and conditions contained in the Stock Purchase Agreement, dated September 22, 1995
(the "Acquisition Agreement"), among the Issuer, Addington Holding Company, Inc., Addington Acquisition Company, Inc., Larry
Addington, Robert Addington and Bruce Addington, a copy of which is filed as Exhibit 19 to this Schedule and incorporated herein by reference. The Addington Brothers propose to acquire, indirectly, all of the outstanding shares of Tennessee Mining, Inc. pursuant to the Acquisition Agreement. If the transactions contemplated by the Acquisition Agreement are not consummated, the Addington
Brothers intend to acquire the outstanding shares of Tennessee
Mining, Inc. pursuant to the letter, dated August 4, 1995, described above.

  Under the Acquisition Agreement, the Addington Brothers will acquire the Issuer's coal mining subsidiaries and its mining equipment manufacturing and licensing subsidiary for an aggregate of $30 million cash and the assumption of certain liabilities related to these operations. As additional consideration, the Issuer will retain the right to receive certain cash payments (anticipated to be $7,000,000) from BHP Australia Coal Pty., Ltd. under the Issuer's previously announced technology sale. The Issuer will also receive a $1.00 per ton royalty for coal delivered by Tennessee Mining, Inc., one of the subsidiaries being sold, under its contract with the Tennessee Valley Authority, with a $12 million maximum royalty. The Issuer will also retain the net working capital (if any) of the subsidiaries to be transferred after certain adjustments.

	Larry Addington and Bruce Addington have agreed to exchange, in the aggregate, 1,000,000 shares of Common Stock owned by them for all of the outstanding shares of Barton Creek Farm Limited and Belize River Fruit Co., which are owned by the Issuer, indirectly, through Addington Holding Company, Inc., pursuant to the terms and conditions contained in the Agreement and Plan of Corporate Separation (herein so called), dated September 22, 1995, among the Issuer, Addington Holding Company, Inc., Larry Addington and Bruce Addington, a copy of which is filed as Exhibit 20 to this Schedule and incorporated herein by reference.

	Completion of the transactions is conditioned upon several items, including the receipt of the Issuer of a favorable fairness opinion, the receipt of financing by the Addington Brothers and receipt of governmental, regulatory and third-party consents and releases. Closing is anticipated to occur within 45 days.

	The transactions with the Addington Brothers, if consummated, will enable the Company to promptly sell substantially all of the Company's non-environmental operations (excluding gold, lime and Wind Mountain), enabling the Company to focus on its key environmental operations.

	Robert Addington is presently an officer of the Issuer and in this capacity has the ability to influence the Issuer's activities and pursue strategic opportunities available to the Issuer.

	 Except as stated above, Robert Addington does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


	Item 7. Material to be filed as Exhibits.

		 The following lists exhibits to this Schedule which have been previously filed:

	Exhibit 1 -- Letter dated March 1, 1995 to the Issuer from Larry Addington, Robert Addington and Bruce Addington (previously filed).

	Exhibit 2 -- Letter dated February 23, 1995, addressed to
Larry Addington from The CIT Group/Capital Equipment Financing,
Inc. (previously filed).

	Exhibit 9 -- Promissory Note, dated July 29, 1994, of Robert Addington and related letter agreement between Robert Addington and Harris Trust and Savings Bank (previously filed).

	Exhibit 10 -- Security Agreement, dated August 19, 1993, between Robert Addington and National City Bank (previously filed).

	Exhibit 14 -- Pledge Agreement, dated February 17, 1993, between Robert Addington and Merrill Lynch (previously filed).

	Exhibit 17 -- Stock Purchase Agreement, dated August 4, 1995, among HPB Associates, L.P. and Larry Addington, Robert Addington and Bruce Addington (previously filed).

	 Exhibit 18 -- Letter agreement, dated August 4, 1995, between Addington Resources, Inc. and Larry Addington, Robert Addington and Bruce Addington (previously filed).

	Exhibit 19 -- Stock Purchase Agreement, dated September 22, 1995, among the Issuer, Addington Holding Company, Inc., Addington Acquisition Company, Inc., Larry Addington, Robert Addington and
Bruce Addington

	Exhibit 20 -- Agreement and Plan of Corporate Separation, dated September 22, 1995, among the Issuer, Addington Holding
Company, Inc., Larry Addington and Bruce Addington

						  SIGNATURE

	 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


				/s/ Robert Addington
				Robert Addington

				Date: September 26, 1995